INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

October 19, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of W.P. Stewart & Co. Growth Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on September 25, 2009, for the W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 71 filed concurrently with this correspondence.

1.	Confirm in response letter that the Registrant will not use the new Prospectus for marketing until after the reorganization date.

RESPONSE:	The Registrant confirms that this Registration Statement will not be used until after the reorganization date.

2.	Page 1, under Principal Investment Risks. Consider breaking out the paragraph into user friendly headings. Should be plain English and easy to read.

RESPONSE: The paragraph has been broken out with headings and is updated in Registration Statement.

3.
Page 2, under Performance, 2nd paragraph in italics, 2nd sentence which reads:  “Please note that this performance information is not of the Fund offered in this Prospectus, but rather a Predecessor Fund with identical investment objectives, investment policies and strategies”.  Consider rephrasing or deleting sentence as it could be confusing to the shareholder.  The performance history, in reality, does become the same performance of the new Fund.

RESPONSE: The sentence has been deleted.

4.	Page 3, under Performance. Add year-to-date performance.

RESPONSE:   The year-to-date performance has been added.

IMST

October 19, 2009

5.	Page 8, under Portfolio Manager. Consider adding a statement that the PM is the same as the PM of the Predecessor Fund.

RESPONSE: The following sentence has been added:

In addition, Mr. Tierney was the portfolio manager of the Predecessor Fund beginning in March 2009.

6.	Page 15, under other Redemption Information. 3rd paragraph, 1st sentence portion after the “(ii) “. Provide the support for this statement.

RESPONSE: The Predecessor Fund had this disclosure in its Prospectus and it is also part of its Articles of Incorporation.

7.	Page 19, Financial Highlights. Add Semi-Annual information.

RESPONSE: The Financial Highlights has been updated to reflect the semi-annual period.

8.	Page 21, Back cover. Update SEC phone number to (202) 551-8090.

RESPONSE: The phone number has been updated.

SAI

9.	Page B-1, Cover Page. Add Semi-Annual for the Predecessor Fund is incorporated by reference.

RESPONSE: The cover page of the SAI, has been updated to reflect the incorporation by reference of the  semi-annual for the Predecessor Fund.

IMST

October 19, 2009

10.	Page B-19, Portfolio Holdings Information. Provide when 3rd parties typically receive portfolio holdings broken out by 3rd party.

RESPONSE: The disclosure has been revised as follows:

Non-Public Portfolio Holdings Information Policy.  All portfolio holdings information that has not been disseminated in a manner making it available to investors generally as described above is considered non-public portfolio holdings information for the purposes of the Disclosure Policy.  Pursuant to the Disclosure Policy, the Fund or its Service Providers may disclose non-public portfolio holdings information to certain third parties who fall within pre-authorized categories on a daily basis, with no lag time unless otherwise specified below.  These third parties include: (i) certain of the Fund’s Service Providers and others who need access to such information daily in the performance of their contractual or other duties and responsibilities to the Fund (e.g., custodians, accountant, the Advisor, Interested Trustees and, administrators) and who are subject to duties of confidentiality imposed by law or contract, (ii) certain of the Fund’s Service Providers and others who need access to such information on an as needed basis, typically quarterly, in the performance of their contractual or other duties and responsibilities to the Fund (e.g., independent accountants, attorneys and Independent Trustees) and who are subject to duties of confidentiality imposed by law or contract,(iii) brokers who execute trades for the Fund, (iv) evaluation service providers (as described below) and (v) shareholders requesting in-kind redemptions (as described below).

11.	Page B-33, Financial Statements. Include Semi-Annual Report.

RESPONSE: The Semi-Annual for the Predecessor Fund has been added to disclosure.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360